Exhibit 99.1

ARB IOT GROUP LIMITED SECURES ORDER WORTH APPROXIMATELY US$45 MILLION FOR AI DATA CENTRE SERVER SOLUTION

Kuala Lumpur, Malaysia, March 04, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) today announced that it has, through its indirect wholly owned subsidiary, ARB IOT Group Sdn Bhd, signed an artificial intelligence (AI) Products Supply Agreement with Gajah Kapitalan Sdn Bhd (“GKSB”), an entity dedicated to empowering Malaysian businesses through technological innovation, with a focus on delivering advanced computing systems for enterprises, research institutions and developers in Malaysia. This agreement paves the way for ARB IOT to supply 500 units of state-of-the-art ARB-222 AI servers (“AI Products”) to provide high-performance immersible computer servers to GKSB in a deal valued at approximately US$45.0 million.

This milestone highlights ARB IOT’s commitment to expanding its presence in the rapidly growing data center sector. By tapping into the rising demand for digital assets and leveraging its expertise in AI server solutions, the Company is strategically positioned to seize new opportunities driven by the latest advancements in AI, fostering sustainable growth and value creation for its stakeholders.

Dato’ Sri Liew Kok Leong, CEO of ARB IOT expressed, "Our collaboration with GKSB strengthen our mission to provide leading-edge AI server solutions and to deliver significant cost savings and operational efficiencies to the customers. Such order represents a significant milestone for the Company and highlights the growing demand for the AI Products. This not only strengthens our collaboration but also drives our continued growth and expansion in the market.

As we carry out this agreement with GKSB, our commitment to excellence and innovation remains unwavering. The trust placed in ARB IOT to deliver these state-of-the-art AI Products reflects our shared dedication to enhancing the operational capabilities”.

Muhammad Badrun Almuhaimin Bin Baharon, Director of GKSB emphasised, “We look forward to enhancing our technological capabilities and providing valuable market insights that will enable ARB IOT to better serve the needs of our target audience where AI is universally accessible, leading to diverse applications and breakthroughs across industries”.

About GKSB

GKSB is dedicated to empowering Malaysian businesses through technological innovation, focusing on delivering advanced computing systems for enterprises, research institutions and developers.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, precommissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forwardlooking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com